                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 2)

                            PLYMOUTH RUBBER CO. INC.
                                (NAME OF ISSUER)

                              CLASS A COMMON STOCK
                         (TITLE OF CLASS OF SECURITIES)

                                   730026 10 1
                                 (CUSIP NUMBER)

                                DECEMBER 31, 2004
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

CHECK THE APPROPRIATE BOX TO DESIGNATE THE RULE TO WHICH THIS SCHEDULE IS FILED:

[X]   RULE 13d-1(b)

[ ]   RULE 13d-1(c)

[ ]   RULE 13d-1(d)

* THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON'S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES, AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER THE DISCLOSURES PROVIDED IN A PRIOR COVER PAGE.

      THE INFORMATION REQUIRED IN THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE "FILED" FOR THE PURPOSE OF SECTION 18 OF

THE SECURITIES EXCHANGE ACT OF 1934 ("ACT") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE ACT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE ACT(HOWEVER, SEE THE NOTES). CUSIP NUMBER 730026 10 1

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BEAR HUNTER HOLDINGS LLC
      13-4094425

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)

      (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.    SOLE VOTING POWER

      0

6.    SHARED VOTING POWER

      (SEE ITEM 4)

7.    SOLE DISPOSITIVE POWER

      0

8.    SHARED DISPOSITIVE POWER

      (SEE ITEM 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.   PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%

12.   TYPE OF REPORTING PERSON: HC

      CUSIP NUMBER 730026 10 1

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      BEAR WAGNER SPECIALISTS LLC (F/K/A BEAR HUNTER SPECIALISTS LLC AND WAGNER STOTT BEAR SPECIALISTS LLC) 13-4094426

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)

      (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            0

      6.    SHARED VOTING POWER

            (SEE ITEM 4)

      7.    SOLE DISPOSITIVE POWER

            0

      8.    SHARED DISPOSITIVE POWER

            (SEE ITEM 4)

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      0

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.   PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

      0%

12.   TYPE OF REPORTING PERSON: HC; BD

CUSIP NUMBER 730026 10 1

1.    NAME OF REPORTING PERSON
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      HBH SPECIALISTS LLC
      13-4162280

2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)

      (b)   X

3.    SEC USE ONLY

4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      NEW YORK

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

      5.    SOLE VOTING POWER

            0

      6.    SHARED VOTING POWER

            See Item 4

      7.    SOLE DISPOSITIVE POWER

      8.    SHARED DISPOSITIVE POWER

            See Item 4

9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      71,270 (On 12/31/04)

10.   CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]

11.   PERCENT OF THE CLASS REPRESENTED BY AMOUNT IN ROW 9

      8.8% (On 12/31/04)

12.   TYPE OF REPORTING PERSON: BD

Item 1.

(a)   Name of Issuer: PLYMOUTH RUBBER CO. INC.

(b)   Address of Issuer's Principal Executive Offices:

            104 REVERE STREET
            CANTON, MA 02021

Item 2.

(a)   Name of Persons Filing:

      (i)    BEAR HUNTER HOLDINGS LLC

      (ii) BEAR WAGNER SPECIALISTS LLC (f/k/a Bear Hunter Specialists LLC and Wagner Stott Bear Specialists LLC)

      (iii)  HBH SPECIALISTS LLC

(b)   Address of Principal Business Office:

      (i)-(iii):

      40 WALL STREET - 42ND FLOOR
      NEW YORK, NEW YORK 10005

(c)   Place of Organization or Citizenship:

      (i)    Delaware

      (ii)   Delaware

      (iii)   New York

(d)   Title of Class of Securities:

      Common Stock, par value $.001

(e)   CUSIP NUMBER:

      730026 10 1

Item 3. If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
           78c).

(d) [ ] Investment company registered under section 8 of the Investment Company
           Act of 1940 (15 U.S.C. 80a-8).

(e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
           Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
           Section 240.13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit
           Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [X] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

The statement on this Schedule 13G relates to an aggregate total of 71,270 shares of the outstanding Class A common shares of the issuer, Plymouth Rubber Company, Inc., beneficially owned as of December 31, 2004, representing 8.8% of the class (the "Shares").

All persons other than HBH identified on this Schedule 13G represent a parent holding company or a control person of HBH in accordance with 17 CFR 240.13d-1(b)(1)(ii)(G)(collectively, the "Control Persons"). Parent holding companies that do not have voting or dispositive power over the Shares pursuant to agreement, or insufficient voting rights, are not identified herein.

HBH and the Control Persons are of the view that they are not acting as a "group" for purposes of Section 13(d) or 13(g) under the 1934 Act and that they are not otherwise required to attribute to each other the "beneficial ownership" of securities held by HBH.

HBH's position in the Class A common stock of Plymouth Rubber Company, Inc. has not changed by 5% or more from the position held by HBH on March 13, 2001. HBH has not made a Section 16(b) filing under the Securities & Exchange Act pursuant to the exemption set forth in Section 16(d). Except as otherwise set forth herein, the number of shares beneficially owned and the percent of the outstanding class of shares beneficially owned are reflected as of the last trade date of the month in which the event which requires filing of this statement occurred (i.e. December 31, 2004).

(a)   Amount Beneficially Owned:

      71,270 shares as of December 31, 2004

(b)   Percent of Class: 8.8%

(c)   Number of shares as to which each person has:

      (i)   sole power to vote or to direct the vote: 0

      (ii)  shared power to vote or to direct the vote: 71,270

      (iii) sole power to dispose or to direct the disposition of:

            0

      (iv)  shared power to dispose or to direct the disposition of:

            71,270

Item 5.  Ownership of five percent or less of a class:

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.  Ownership of more than five percent on behalf of another person.

         Not applicable.

Item 7: Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

         Not applicable.

Item 8:  Identification and Classification of Members of the Group.

         See response to Item 4 above. Type of reporting person is disclosed in response to Item 12 of the Cover Page for such reporting person.

Item 9:  Notice of Dissolution of Group

         Not Applicable.

Item 10: Certification. The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2005

                                               BEAR HUNTER HOLDINGS LLC

                                               By:   /s/ Michael Winchell

                                                  Name:  Michael Winchell
                                                  Title: Managing Member

                                               BEAR WAGNER SPECIALISTS LLC

                                               By:  /s/ Michael Winchell

                                                  Name: Michael Winchell
                                                  Title: COO

                                               HBH SPECIALISTS LLC

                                               By:  /s/ Maureen Smaldone
                                                  Name: Maureen Smaldone
                                                  Title: President

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      In accordance with Rule 13d-1(f)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agrees to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement and that such statement and all amendments to such statement is made on behalf of each of them.

Date: February 14, 2005

                                               BEAR HUNTER HOLDINGS LLC

                                               By:/s/ Michael Winchell

                                                  Name: Michael Winchell
                                                  Title: Managing Member

                                               BEAR WAGNER SPECIALISTS LLC

                                               By:/s/ Michael Winchell

                                                  Name: Michael Winchell
                                                  Title: COO

                                               HBH SPECIALISTS LLC

                                               By:/s/ Maureen Smaldone
                                                  Name:Maureen Smaldone
                                                  Title:President